September 28, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (716)842-5220

Rene Jones
Chief Financial Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203


Re:	M&T Bank Corporation
	Form 10-K filed February 25, 2005
	File No. 1-9861

Dear Mr. Jones:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2004

Provision for Credit Losses, page 47

1. We refer to the last paragraph on page 48 that states the significant decrease in non-performing loans during 2004 was partially due to the sale of two large commercial loans during 2004.
Please tell us and in future filings provide the following information:

* disclose the dollar amount of the commercial loans sold, whether the sales were made to unrelated third parties and the gain or loss on the sale;


* state whether the loans sold were nonperforming on the date of sale; and

* describe the terms of the sale, including whether they were sold on a recourse or non recourse basis. If they were sold on a recourse basis, disclose any material recourse obligations recorded as required by paragraph 11.c of SFAS 140.

Note 3. Investment Securities, page 92

2. We refer to the summary of investment securities on page 92 that
shows unrealized losses of $21.5 million for the year ended
December
31, 2004 related to equity securities available for sale that have been in a continuous unrealized loss position for twelve months or
more.   Considering your discussion on page 93 regarding the
unrealized losses of preferred stock issuances of government-sponsored entities, please provide us the following information:

* The quantitative and qualitative analysis which supports your conclusion that an other-than-temporary impairment did not exist at
December 31, 2004 and at June 30, 2005 with respect to these equity
securities. The analysis should include the positive and negative information you considered to conclude these impairments are temporary. Refer to the guidance in paragraph 16 of SFAS No. 115, SAB
Topic 5:M and  paragraph 21(b) of EITF Issue No. 03-1.    The
analysis should also include but not be limited to the following:

o the names of the securities and their terms including the purchase dates, the original price and current book value;

o their current fair values and how they were determined;

o the respective unrealized losses of these securities;

o the duration and level of market value below cost on these preferred stock issuances. Refer in your response to Note 3, "Investment Securities", on page 106 of the December 31, 2003 10-K that states you had five different preferred stock issuances of government sponsored entities in a continuous unrealized loss position for 12 months or more with an unrealized loss of $15.3 million.

o recent public disclosures at FNMA and FHLMC regarding restatements of their financial statements; and

o the December 2004 multi-billion dollar FNMA preferred stock issuance with substantially different structures and higher yields than previous offerings and how it impacted your analysis.


* Tell us and in future filings provide the following information:

o discuss the nature of the controversies you state surround the government sponsored entities and the analysis you performed that substantiates your conclusion that the underlying economic performance associated with the business models of these entities is unchanged; and

o explain why you consider that the impairment of these securities as of December 31, 2004 was largely attributable to a temporary widening of rate of return spreads that resulted from the current interest rates environment. We note that this explanation is the same as that included in Note 3 on page 106 of the financial statements in the Form 10-K for the period ended December 31, 2003.

Note 4, Loans and Leases, page 94

3. We refer to the first paragraph on page 94 which states that
$926
million of commercial mortgage loans were sold with recourse to FNMA.
In this regard, please tell us and in future filings provide the following information:

* explain how you determined that the recourse obligations were not material and why your analysis appears to have considered only the impact to the Company`s consolidated financial position without considering the impact on operating results;

* state that you have recorded a recourse obligation as of December
31, 2004 and describe how you determined that the recourse obligation was properly valued; and

* disclose the maximum period under which you will be required to provide a recourse obligation with respect to the loans sold.

4. We refer to the last paragraph on page 94 that states you recorded investments in loans considered impaired for which there is no valuation allowance for impairment for $35.2 million and $55.7 million at December 31, 2004 and 2003, respectively. In this regard, please tell us and disclose in future filings why no valuation allowance was required for these impaired loans, considering the underlying collateral or guarantees these loans may have.








5. We refer to the table on page 95 that shows the estimated residual values of leased assets in direct financing commercial leases, leveraged leases and consumer automobile leases. In this regard, please tell us and describe in future filings:

* whether the residual values are guaranteed or unguaranteed;.

* the basis for determining the fair value of the residual values;
and

* the methodology used to determine impairments to the fair value of residual values.

Note 7, Capitalized Servicing Assets, page 97

6. We refer to the statement on page 98 that you have not recorded any prepayment assumptions in determining the fair value of commercial mortgage loan servicing assets because the servicing agreement allows the Company to share in the loan prepayment fees and thereby recover the remaining carrying value of the capitalized servicing right associated with the loan. In this regard, please tell us and describe in future filings:

* why you consider the portion of the prepayment fees the Company will share in will be equal to the remaining carrying value of the capitalized servicing asset; and

* why no assumptions regarding prepayment speeds for residential loans were included in the sensitivity analysis regarding changes in assumptions to determine the fair value of capitalized servicing costs..

Note 18, Variable interest entities and asset securitizations, page
119

7. We refer to the special purpose subsidiary of M&T Auto Receivables created for the purpose of borrowing $500 million in revolving asset-backed structured borrowings with an unaffiliated conduit lender. We note that although the secured borrowing is non recourse to the Bank and the Company, 80% of the borrowing can be put back to the Bank upon demand. In this regard, please tell us and provide the following information in future filings:

* describe how you have determined that no material loss is expected as a result from this borrowing arrangement considering the majority of the loan can be put back to the Company on demand; and

* discuss if you have provided any recourse obligation in accordance with paragraph 11.c of SFAS 140.




8. We refer to the penultimate paragraph on page 120 that states the
Company facilitates borrowing arrangement to customers by providing credit support through financial letter of credit to special purpose trusts which issue variable rate bonds whose proceeds are passed on the customer that formed the trust. In this regard, please provide us with the FIN46R analysis you performed to determine whether you are the primary beneficiary of the special purpose trusts which has not been consolidated. Consider in your response the following:

* the maximum exposure to loss by the Company is equal to the letter of credit for $1.5 billion to the special purpose trust. The letter of credit is approximately the dollar amount of the variable rate bonds issued by the special purpose trust;

* the Company may serve as a remarketing agent and/or a trustee in these arrangements; and

* page 60 states the Company is the remarketing agent for variable rate bonds issued by customers to obtain financing backed by letters
of credit from the Company totaling $1.5 billion.   Considering
the
holders of the bonds have a right to sell the bond to the
remarketing
agent within seven days notice, the Company may own the bonds until
they are remarketed.   Assuming these bonds are those issued by
the
special purpose trusts, it appears the Company has rights of ownership with respect to the bonds issued by the trust.

Note 20, Commitments and contingencies, page 125

9. We refer to the first full paragraph on page 126 which states that included in financial guarantees and indemnification contracts are loan principal amounts sold with recourse in conjunction with the FNMA DUS program, in which its maximum credit risk is $926 million as of December 31, 2004. In this regard, please tell us and state in future filings if a recourse liability has been recorded in accordance with paragraph 11.c of SFAS 140 and the basis for determining the amount. If material, the amount of the recourse liability should be disclosed in the note to the financial statements.


*	*	*

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
M&T Bank Corporation
Rene Jones
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